UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: October 31, 2017	By:	/S/ KEISUKE YOSHIZAWA
Keisuke Yoshizawa Managing Director, Investor Relations Department

Information furnished in this form:

1.	Payment Received in Respect of Arbitration Award Regarding Stake in Tata Teleservices

NTT DOCOMO, INC.

President and CEO: Kazuhiro Yoshizawa

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

October 31, 2017

Payment Received in Respect of Arbitration Award Regarding Stake in Tata Teleservices

NTT DOCOMO, INC. announced today that on October 31, 2017, it received from Tata Sons Limited (“Tata Sons”) payment of the award amount in accordance with the High Court of Delhi’s decision regarding DOCOMO’s stake in Tata Teleservices Limited (“TTSL”). DOCOMO previously announced the court’s decision in a Form 6-K filing entitled “Court Decision Regarding Stake in Tata Teleservices” filed on May 1, 2017.

1. Amount Received by DOCOMO

¥144.9 billion *1

2. Transfer of TTSL Shares

Concurrent with the receipt of the above amount, all shares in TTSL held by DOCOMO have been transferred to Tata Sons and companies designated by Tata Sons.

3. Financial Impact and Partial Adjustment to Forecasts of Consolidated Financial Results

DOCOMO expects to include the award amount of ¥144.9 billion in other income on its consolidated financial statements for the three-month period ending December 31, 2017.

Concurrent with the receipt of the above award amount, all shares in TTSL held by DOCOMO have been transferred to Tata Sons and companies designated by Tata Sons. Upon the transfer of DOCOMO’s shares in TTSL, DOCOMO no longer accounts for investments in TTSL under the equity method. Accordingly, DOCOMO expects to include a loss on transfer of investments in affiliates of ¥29.8 billion, equal to the reclassification adjustments of foreign currency translation adjustments, in other expense on its consolidated financial statements for the three-month period ending December 31, 2017.

As a result, net income attributable to NTT DOCOMO, INC. will be adjusted to ¥740 billion and free cash flow will be adjusted to ¥855 billion in DOCOMO’s forecasts of consolidated financial results for the fiscal year ending March 31, 2018.

Adjustment to Forecasts of Consolidated Financial Results	(Billions of yen)

	Fiscal year ending March 31, 2018 (Initial forecasts)	Fiscal year ending March 31, 2018 (Adjusted forecasts)	Changes
Net income attributable to NTT DOCOMO, INC.	655.0	740.0	85.0
Free cash flow (excluding changes in investments for cash management purposes*2)	710.0	855.0	145.0

*1	The amount received includes interest earned and other costs awarded.
*2	Changes in investments for cash management purposes: Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

Explanation for forecasts of operations:

This filing contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information available as of the filing date of this document. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. With regard to various known and unknown risks, uncertainties and other factors, please see our latest Annual reports on Form 20-F submitted to the U.S. Securities and Exchange Commission.

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO, Japan’s leading mobile operator with over 75 million subscriptions, is one of the world’s foremost contributors to 3G, 4G and 5G mobile network technologies. Beyond core communications services, DOCOMO is challenging new frontiers in collaboration with a growing number of entities (“+d” partners), creating exciting and convenient value-added services that change the way people live and work. Under a medium-term plan toward 2020 and beyond, DOCOMO is pioneering a leading-edge 5G network to facilitate innovative services that will amaze and inspire customers beyond their expectations. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). www.nttdocomo.co.jp/english.